UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fiesta Restaurant Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31660B101
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 426,657
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 426,657
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.58%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,624
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,624
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bandera Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,940
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,940
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,940
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,940
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 73,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 73,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 73,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 73,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Managed Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Thomas W. Purcell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200
	8	SHARED VOTING POWER 1,700
	9	SOLE DISPOSITIVE POWER 16,200
	10	SHARED DISPOSITIVE POWER 1,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,900*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,700 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 31660B101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Single-Asset Partnership, LP, a Texas limited partnership (“JCP Single-Asset”);

(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP Single-Asset;

(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP Single-Asset;

(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings;

(vii)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(viii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(ix)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(x)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(xi)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(xii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP;

(xiii)	Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”);

(xiv)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”), which serves as the investment manager of Bandera Master Fund;

(xv)	Gregory Bylinsky, who serves as a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners;

(xvi)	Jefferson Gramm, who serves as a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners;

(xvii)	Lake Trail Managed Investments LLC, a Delaware limited liability company (“Lake Trail Fund”);

CUSIP NO. 31660B101

(xviii)	Lake Trail Capital LP, a Delaware limited partnership (“Lake Trail Capital”), which serves as the Manager and Investment Manager of Lake Trail Fund;

(xix)	Lake Trail Capital GP LLC, a Delaware limited liability company (“Lake Trail GP”), which serves as the general partner of Lake Trail Capital;

(xx)	Thomas W. Purcell, Jr., who serves as the sole member of Lake Trail GP; and

(xxi)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners is the investment manager of Bandera Master Fund. Bandera Master Fund has granted to Bandera Partners the sole and exclusive authority to vote and dispose of the Shares held directly by Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares owned directly by Bandera Master Fund.

(b)           The address of the principal office of each of JCP Partnership, JCP Single-Asset, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of each of Bandera Master Fund, Bandera Partners and Messrs. Bylinsky and Gramm is 50 Broad Street, Suite 1820, New York, New York 10004. The address of the principal office of each of Lake Trail Fund, Lake Trail Capital, Lake Trail GP and Mr. Purcell is 400 Park Avenue, 21st Floor, New York, New York 10022. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

(c)           The principal business of JCP Partnership is investing in securities. The principal business of JCP Single-Asset is investing in securities.  The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Single-Asset.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP Single-Asset.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal business of Bandera Master Fund is investing in securities. The principal business of Bandera Partners is serving as the investment manager of Bandera Master Fund.  The principal occupation of each of Messrs. Bylinsky and Gramm is serving as the Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. The principal business of Lake Trail Fund is investing in securities. The principal business of Lake Trail Capital is serving as the Manager and Investment Manager of Lake Trail Fund. The principal business of Lake Trail GP is serving as the general partner of Lake Trail Capital. The principal occupation of Mr. Purcell is serving as the sole member of Lake Trail GP. The principal occupation of Mr. Schechter is a private investor.

CUSIP NO. 31660B101

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Pappas, Radoff, Bylinsky, Gramm, Purcell and Schechter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 426,657 Shares owned directly by JCP Partnership is approximately $9,843,551, including brokerage commissions. The aggregate purchase price of the 31,624 Shares owned directly by JCP Single-Asset is approximately $789,486, including brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 565,000 Shares owned directly by BLR Partners is approximately $12,879,605, including brokerage commissions.

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 73,940 Shares owned directly by Bandera Master Fund is approximately $1,614,476, including brokerage commissions.

CUSIP NO. 31660B101

The Shares purchased by Lake Trail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 550,000 Shares owned directly by Lake Trail Fund is approximately $13,761,846, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 17,900 Shares beneficially owned by Mr. Schechter, including the 1,700 Shares directly owned by his spouse, is approximately $396,910, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that significant operational and strategic opportunities are available to the Issuer to enhance stockholder value and have previously discussed certain operational issues facing the Issuer with its management team, including the Chief Executive Officer, who is also a member of the Board of Directors (the “Board”).  The Reporting Persons intend to engage in discussions with the Issuer’s management, the Board, stockholders of the Issuer and other interested parties regarding the Issuer’s capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 31660B101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,921,404 Shares outstanding as of August 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016.

A.	JCP Partnership

(a)	As of the close of business on September 16, 2016, JCP Partnership beneficially owned 426,657 Shares.

Percentage: Approximately 1.58%

(b)	1. Sole power to vote or direct vote: 426,657
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 426,657
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Single-Asset

(a)	As of the close of business on September 16, 2016, JCP Single-Asset beneficially owned 31,624 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 31,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,624
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 31,624 Shares owned by JCP Single-Asset.

Percentage: Approximately 1.70%

(b)	1. Sole power to vote or direct vote: 458,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,281
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 31,624 Shares owned by JCP Single-Asset.

Percentage: Approximately 1.70%

(b)	1. Sole power to vote or direct vote: 458,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,281
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 31,624 Shares owned by JCP Single-Asset.

Percentage: Approximately 1.70%

(b)	1. Sole power to vote or direct vote: 458,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,281
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 31,624 Shares owned by JCP Single-Asset.

Percentage: Approximately 1.70%

(b)	1. Sole power to vote or direct vote: 458,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,281
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

G.	BLR Partners

(a)	As of the close of business on September 16, 2016, BLR Partners beneficially owned 565,000 Shares.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 565,000 Shares owned by BLR Partners.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 565,000 Shares owned by BLR Partners.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

J.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 565,000 Shares owned by BLR Partners.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 565,000 Shares owned by BLR Partners.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 565,000 Shares owned by BLR Partners.

Percentage: Approximately 2.10%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

M.	Bandera Master Fund

(a)	As of the close of business on September 16, 2016, Bandera Master Fund beneficially owned 73,940 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 73,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,940
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Bandera Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

N.	Bandera Partners

(a)	Bandera Partners, as the investment manager of Bandera Master Fund, may be deemed the beneficial owner of the 73,940 Shares owned by Bandera Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 73,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,940
4. Shared power to dispose or direct the disposition: 0

(c)
Bandera Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Bandera Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

O.	Messrs. Bylinsky and Gramm

(a)
Each of Messrs. Bylinsky and Gramm, as the Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, may be deemed the beneficial owner of the 73,940 Shares owned by Bandera Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 73,940
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 73,940

(c)
Neither of Messrs. Bylinsky or Gramm have entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Bandera Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

P.	Lake Trail Fund

(a)	As of the close of business on September 16, 2016, Lake Trail Fund beneficially owned 550,000 Shares.

Percentage: Approximately 2.04%

(b)	1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lake Trail Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Q.	Lake Trail Capital

(a)	Lake Trail Capital, as the Manager and Investment Manager of Lake Trail Fund, may be deemed the beneficial owner of the 550,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.04%

(b)	1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lake Trail Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lake Trail Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

R.	Lake Trail GP

(a)	Lake Trail GP, as the general partner of Lake Trail Capital, may be deemed the beneficial owner of the 550,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.04%

(b)	1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lake Trail GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lake Trail Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

S.	Mr. Purcell

(a)	Mr. Purcell, as the sole member of Lake Trail GP, may be deemed the beneficial owner of the 550,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.04%

(b)	1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Purcell has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lake Trail Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

T.	Mr. Schechter:

(a)	As of the close of business on September 16, 2016, Mr. Schechter beneficially owned 17,900 Shares, including 1,700 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,200
2. Shared power to vote or direct vote: 1,700
3. Sole power to dispose or direct the disposition: 16,200
4. Shared power to dispose or direct the disposition: 1,700

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 1,665,121 Shares, constituting approximately 6.2% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 31660B101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 30, 2016, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) in which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance stockholder value and corporate governance and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

BLR Partners has sold exchange-listed put options referencing an aggregate of 30,000 Shares at an exercise price of $22.50 per Share, which expire on March 17, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement, dated August 30, 2016.

CUSIP NO. 31660B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2016

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 31660B101

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP NO. 31660B101

Bandera Master Fund L.P.

By:	Bandera Partners LLC its Investment Manager

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

CUSIP NO. 31660B101

Lake Trail Managed Investments LLC

By:	Lake Trail Capital LP Manager and Investment Manager

By:	Lake Trail Capital GP LLC General Partner

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

Lake Trail Capital LP

By:	Lake Trail Capital GP LLC General Partner

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

Lake Trail Capital GP LLC

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

/s/ Thomas W. Purcell, Jr.
Thomas W. Purcell, Jr.

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 31660B101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

JCP INVESTMENT PARTNERSHIP, LP

Purchase of Common Stock	10,000	24.5515	07/13/2016
Purchase of Common Stock	1,000	24.4804	07/19/2016
Purchase of Common Stock	10,000	24.8682	07/22/2016
Purchase of Common Stock	1,000	23.0456	07/26/2016
Purchase of Common Stock	3,000	23.1883	07/28/2016
Purchase of Common Stock	20,000	22.5601	08/01/2016
Purchase of Common Stock	27,800	21.9776	08/02/2016
Purchase of Common Stock	67,808	20.6708	08/04/2016
Purchase of Common Stock	700	22.4900	08/08/2016
Purchase of Common Stock	5,000	22.4300	08/10/2016
Purchase of Common Stock	12,500	22.5443	08/11/2016
Purchase of Common Stock	1,109	22.5074	08/11/2016
Purchase of Common Stock	12,500	22.4917	08/11/2016
Purchase of Common Stock	11,300	22.4246	08/12/2016
Purchase of Common Stock	2,325	22.9900	08/15/2016
Purchase of Common Stock	50,000	22.9622	08/25/2016
Purchase of Common Stock	22,215	23.9460	08/26/2016
Purchase of Common Stock	5,300	25.0900	08/31/2016
Purchase of Common Stock	12,500	25.3687	09/02/2016
Purchase of Common Stock	20,000	25.1755	09/06/2016
Purchase of Common Stock	5,000	25.1500	09/07/2016
Purchase of Common Stock	20,000	25.3548	09/09/2016
Purchase of Common Stock	5,000	24.9326	09/12/2016
Purchase of Common Stock	25,000	24.6900	09/13/2016

Sale of Call Options	(52,400)(1)	25.0000	07/27/2016
Purchase of Call Options#	5,900(1)	25.0000	07/28/2016
Purchase of Call Options#	46,500(1)	25.0000	08/08/2016

JCP SINGLE-ASSET PARTNERSHIP, LP

Purchase of Common Stock	25,000	24.9322	09/15/2016
Purchase of Common Stock	6,624	24.9922	09/16/2016

(1) Represents Shares underlying certain exchange-listed call options, which had a strike price of $25.00 per Share. These call options expired on August 19, 2016.
# Represents closing of a short position.

CUSIP NO. 31660B101

BLR PARTNERS LP

Sale of Common Stock	(10,000)	24.5512	07/14/2016
Sale of Common Stock	(10,000)	24.7774	07/21/2016
Sale of Common Stock	(25,000)	24.9593	07/22/2016
Sale of Common Stock	(10,000)	23.0363	07/26/2016
Sale of Common Stock	(10,000)	22.9631	07/26/2016
Sale of Common Stock	(20,000)	24.8418	07/27/2016
Purchase of Common Stock	15,000	22.3229	07/29/2016
Purchase of Common Stock	20,000	22.3672	07/29/2016
Purchase of Common Stock	20,000	22.5459	08/01/2016
Purchase of Common Stock	12,211	22.0438	08/02/2016
Purchase of Common Stock	82,789	21.9249	08/03/2016
Purchase of Common Stock	70,000	20.8809	08/04/2016
Sale of Common Stock	(10,000)	22.4998	08/04/2016
Purchase of Common Stock	25,000	22.3667	08/10/2016
Purchase of Common Stock	20,000	22.3810	08/10/2016
Purchase of Common Stock	15,000	22.6206	08/11/2016
Purchase of Common Stock	30,000	22.5645	08/12/2016
Purchase of Common Stock	10,000	23.6554	08/19/2016
Purchase of Common Stock	12,500	23.3267	08/22/2016
Purchase of Common Stock	15,000	23.2967	08/24/2016
Purchase of Common Stock	35,000	22.9655	08/25/2016
Purchase of Common Stock	17,500	24.9266	08/26/2016
Purchase of Common Stock	30,000	24.2216	08/29/2016
Purchase of Common Stock	15,000	25.3907	09/02/2016
Purchase of Common Stock	17,500	25.2110	09/06/2016
Purchase of Common Stock	12,500	25.2787	09/07/2016
Purchase of Common Stock	10,000	25.1720	09/12/2016
Purchase of Common Stock	15,603	24.7634	09/13/2016
Purchase of Common Stock	9,397	24.6086	09/14/2016
Purchase of Common Stock	15,000	24.9200	09/15/2016

Sale of Put Options	(10,000)(2)	22.5000	08/19/2016
Sale of Put Options	(20,000)(2)	22.5000	08/22/2016

BANDERA MASTER FUND L.P.

Purchase of Common Stock	23,940	20.6385	08/04/2016
Purchase of Common Stock	50,000	22.3780	08/12/2016

LAKE TRAIL MANAGED INVESTMENTS LLC

Purchase of Common Stock	150,000	24.4028	08/29/2016
Purchase of Common Stock	100,000	25.1597	08/30/2016
Purchase of Common Stock	50,000	25.3424	09/06/2016
Purchase of Common Stock	50,000	25.8604	09/08/2016
Purchase of Common Stock	50,000	25.3562	09/09/2016
Purchase of Common Stock	50,000	25.0868	09/12/2016
Purchase of Common Stock	40,000	24.7370	09/13/2016
Purchase of Common Stock	10,000	24.6751	09/14/2016
Purchase of Common Stock	50,000	24.6587	09/14/2016

(2) Represents Shares underlying certain exchange-listed put options, which have a strike price of $22.50 per Share and expire on March 17, 2017.

CUSIP NO. 31660B101

JOSHUA E. SCHECHTER

Purchase of Common Stock	1,000	22.9800	07/26/2016
Sale of Common Stock	(1,800)	25.0400	07/27/2016
Purchase of Common Stock	700	22.2600	07/29/2016
Purchase of Common Stock	300	22.2600	07/29/2016
Purchase of Common Stock	500	22.2500	07/29/2016
Purchase of Common Stock	700	22.4249	07/29/2016
Purchase of Common Stock*	700	22.3200	07/29/2016
Purchase of Common Stock	1,500	22.7900	08/01/2016
Purchase of Common Stock	1,000	21.9300	08/02/2016
Purchase of Common Stock	1,000	21.8000	08/03/2016
Purchase of Common Stock	500	20.7800	08/04/2016
Purchase of Common Stock	200	20.5300	08/04/2016
Purchase of Common Stock	1,800	20.5000	08/04/2016
Purchase of Common Stock*	500	20.7400	08/04/2016
Purchase of Common Stock	500	22.8300	08/25/2016
Purchase of Common Stock	1,000	25.1400	09/07/2016
Purchase of Common Stock	1,500	24.4435	09/15/2016

* Represents a transaction by Mr. Schechter’s spouse.